EXHIBIT 12-1

Computation of ratios
(Dollars in thousands)

	Sixteen Weeks Ended
	May 20, 2002	May 21, 2001
Earnings before fixed charges:
Earnings (loss) before income taxes and cumulative effect of accounting change for goodwill	$10,488	$(36,232)
Fixed charges	21,915	32,336

	$32,403	$(3,896)

Fixed charges:
Interest expense	$13,917	$22,544
Interest expense component of rent expense (1)	7,998	9,792

	$21,915	$32,336

Deficiency of earnings to cover fixed charges	N/A	$36,232
Facility action charges, net	N/A	(28,220)

Deficiency of earnings to cover fixed charges excluding facility action charges, net	N/A	$8,012

Fixed charges coverage ratio	1.5X	N/A

(1)	Calculated as one-third of rent expense